Mail Stop 6010

January 19, 2007

Donald Sullivan
Chief Executive Officer
E Med Future, Inc.
794 Morrison Road, Suite 991
Columbus, OH 43230

> **Re:** **E Med Future, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed May 16, 2006**
> **File No. 033-55254-36**

Dear Mr. Sullivan:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant